ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 14 2008
Washington, DC
101

Your reference File No. 82-5089 [redacted]
Our reference UM/bc
Date March 12, 2008

08001466

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 52
Dir. fax +41 (44) 625 08 52
ulrlich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law" dated March 12, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Legal Adviser

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Enclosure

dw 3/27

46674-03

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, March 12, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per March 4, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on March 10, 2008. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase and sale positions.

1. The reported purchase positions on registered Zurich shares include:
   - 1,248,045 registered shares (0.857%)
   - 1,041,630 long call options (equals 1,581,018 voting rights respectively 1.086%)
   - 3,627,686 short put options (equals 1,805,296 voting rights respectively 1.240%)

   Together this equals a purchase position of 3.184% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,279,441 long put options (equals 2,751,589 voting rights respectively 1.891%)
   - 66,238,077 short call options (equals 2,278,479 voting rights respectively 1.565%)

   Together this equals a sale position of 3.456% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries:
     - Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom)

4. Nature of agreement: Group of companies

5. Proxy for Group members: Nadja Raich, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 48; fax: +41 (0)44 333 94 54.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of charge. Contact person: Nadja Raich, Credit Suisse, Compliance Shared Services / Control

Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 48; fax: +41 (0)44 333 94 54."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC Mail Processing Section
MAR 14 2008
Washington, DC
101

Your reference File No. 82-5089
Our reference UM/bc
Date March 11, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 52
Dir. fax +41 (44) 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law" dated March 11, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Legal Adviser

Enclosure

46674-03

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, March 11, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per March 3, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on March 7, 2008. According to this notification, Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase positions on registered Zurich shares include:
   - 1,052,620 registered shares (0.723%)
   - 966,657 long call options (equals 1,496,478 voting rights respectively 1.028%)
   - 3,654,682 short put options (equals 1,805,776 voting rights respectively 1.241%).

   Together this equals a purchase position of 2.992% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,267,007 long put options (equals 2,627,249 voting rights respectively 1.805%)
   - 65,935,989 short call options (equals 2,104,399 voting rights respectively 1.446%)

   Together this equals a sale position of 3.251% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

   On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries:
     - Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom)

4. Nature of agreement: Group of companies

5. Proxy for Group members: Nadja Raich, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 48; fax: +41 (0)44 333 94 54.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of charge. Contact person: Nadja Raich, Credit Suisse, Compliance Shared Services / Control

Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 48; fax: +41 (0)44 333 94 54."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

3

END